United States securities and exchange commission logo





                              October 15, 2020

       Scott LaPorta
       Chief Executive Officer
       Sugarfina Corp
       1700 E Walnut Ave., Suite 500
       El Segundo, CA 90245

                                                        Re: Sugarfina Corp
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted September
16, 2020
                                                            CIK No. 0001824123

       Dear Mr. LaPorta:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A Submitted September 16, 2020

       Cover Page

   1. We note your disclosure that investors will grant a proxy to the company's chief executive officer on all matters
put to a vote of the stockholders. Please revise, if true, to prominently disclose on
the cover and in the summary that the proxy will terminate upon the closing of a firm
commitment underwritten public offering.
       Summary, page 7

   2. Please revise here and in your Business section to update the status of the reincorporation from a Delaware LLC
into a Delaware corporation which was scheduled to occur on
                                                        September 26, 2020.
 Scott LaPorta
Sugarfina Corp
October 15, 2020
Page 2
The Company is controlled by its CEO and two of its current directors, page 27

3. This risk factor is not consistent with the disclosure you provide in the beneficial ownership table that appears on page 58, which does not reflect that Mr. LaPorta owns a controlling interest in the company, directly or indirectly. Please revise or advise.
Suppliers and Raw Materials, page 38

4. You disclose that your supply and packaging is performed on a purchase order basis, rather than under contract. However, given that your largest supplier of confectionery supplied approximately 23% of your total raw candy, please revise to describe the material terms of your arrangement with this party. For instance, please disclose payment terms and termination provisions as well as provisions governing breach. Similarly, please describe the material terms of your co-packing agreement with your logistics partner and your assembly and distribution agreements. To the extent that any of these agreements are governed by written contract rather than purchase order, please file them as exhibits with your next amendment.
Plan of Operations, page 50

5. Please revise your Plan of Operations to describe how you intend to accomplish the various objectives set forth in the "Overview" on Page 35 and under "Suppliers and Raw
         Materials" on page 38. Your disclosure should specifically address the cost of each initiative or project, and the proposed timing, including relevant milestones. In addition, please discuss specific challenges or obstacles that may prevent you from accomplishing your stated goals. Please also clarify whether the proceeds from the offering will satisfy your cash requirements and whether you anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of Form
         1-A.
Common Stock, page 60

6.       Please revise to clarify the duration of the proxy. In this regard,
Section 212 of the
         Delaware General Corporate law seems to state that no proxy shall be acted upon 3 years from its date, unless the proxy provides for a longer period.
Plan of Distribution, page 61

7. Refer to the second-to-last paragraph on page 62. We note that you reference the
       StartEngine website as the location to purchase shares in connection with this Regulation
FirstName LastNameScott LaPorta
       A offering. However, the link in the offering statement appears to direct users to the site's
Comapany    NameSugarfina
       landing page. PleaseCorpprovide us with a direct link to the page that will be used in
Octoberconnection  with 2this offering or advise.
         15, 2020 Page
FirstName LastName
 Scott LaPorta
FirstName  LastNameScott LaPorta
Sugarfina Corp
Comapany
October 15,NameSugarfina
            2020         Corp
October
Page  3 15, 2020 Page 3
FirstName LastName
Bonus Shares; Discounted Price for Certain Investors, page 62

8. Please revise your disclosure to address whether certain investors will be unable to receive the bonus shares if you have issued all of the shares from the bonus share pool and include appropriate risk factor disclosure, as necessary.
Subscription Procedures, page 63

9. Please revise to clarify the situations when a closing will occur and the events or contingencies that must occur for the funds to be released to you. Consolidated Financial Statements, page F-1

10. Please provide the required fresh-start disclosures or tell us how you determined fresh-
         start reporting does not apply. Refer to ASC 852-10-45-21, ASC 852-10-50-7 and ASC
         852-10-55-4 through 55-11.
Consolidated Balance Sheets, page F-4

11. In your balance sheets, please distinguish liabilities subject to compromise from those that are not. Refer to ASC 852-10-45-4 and the example in ASC 852-10-55-3. Consolidated Statements of Operations and Comprehensive Loss, page F-5

12. Please explain to us your basis for not presenting EPS for the predecessor and successor here and on page F-36 and how you considered the guidance in ASC 260-10-45 and ASC
         852-10-45-16 in your determination.
Note 1 - Operations
Bankruptcy of Sugarfina, Inc., page F-10

13. Please disclose when the Plan for Reorganization was confirmed by the Bankruptcy
         Court. Refer to ASC 852-10-05 and ASC 855-10-25-4.
Exhibits

14. Please file all material agreements with your next amendment. In this regard, we note that you have not filed the material agreements you entered into in connection with your reorganization.
 Scott LaPorta
FirstName  LastNameScott LaPorta
Sugarfina Corp
Comapany
October 15,NameSugarfina
            2020         Corp
October
Page  4 15, 2020 Page 4
FirstName LastName
       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jeanne Campanelli, Esq.